Exhibit 8.1

LIST OF SUBSIDIARIES

We have the following wholly-owned subsidiaries:

Subsidiary Name	Jurisdiction of Incorporation

STARLIMS Corporation	Florida, United States

STARLIMS Canada	Quebec, Canada

STARLIMS Asia Pacific	Hong Kong

STARLIMS Europe	United Kingdom

L.I.M.S. Holdings 2000 Ltd.	Israel

L.I.M.S. Management Systems (1993) Ltd.	Israel